

December 30, 2011

VIA FACSIMILE
Mr. Frank A. Lodzinski
President and Chief Executive Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629

> **Re:** **GeoResources, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2011**
> **File No. 333-178710**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 000-08041**

Dear Mr. Lodzinski:

We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Exhibit 5.1

2.   Please refer to the following statement in counsel's opinion: "We assume herein no obligation, and hereby disclaim any obligation, to make any inquiry after the date hereof or to advise you of any future changes in the foregoing or of any fact, law or circumstance that comes to our attention after the date hereof." We note that the legality opinion includes significant assumptions about the actual issuance of the securities, which the prospectus indicates may take place "from time to time" in the future. While we permit the legality opinion in the registration statement for a delayed shelf offering that is declared effective to include significant assumptions about the actual, future issuance of the securities, you must file an amended or "clean" opinion as an exhibit to the registration statement whenever a takedown occurs. Further, the amended or "clean" opinion may not include the assumptions permitted in the earlier opinion. Please obtain and file a revised opinion that does not include the aforementioned disclaimer. Please also confirm to us your understanding of the legality opinions permitted and required for a delayed shelf offering. For guidance, refer to Question 212.05 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Form 10-K for the Fiscal Year Ended December 31, 2010

Properties, page 21

Net Oil and Gas Production, Average Price and Average Production Cost, page 25

3.   We note you disclose your oil and gas production, for each of the last three years, by final product sold. Please tell us whether any individual fields contain 15% or more of your total proved reserves and, if so, why you concluded that the information for each significant field was not required. Refer to Item 1204(a) of Regulation S-K, for additional guidance.

4.   Please confirm to us that average production cost per BOE excludes ad valorem and severance taxes, per unit of production. Refer to Item 1204(b)(2) of Regulation S-K, for additional guidance.

Financial Statements, page F-1

Note B – Acquisitions, page F-12

5.   We note during 2010 you entered into two separate agreements with unaffiliated third parties to jointly acquire and develop certain mineral leases, selling working interests to the third parties. For accounting purposes, you claim to be using the "cost recovery method," under which proceeds from the joint owners are recorded in the balance sheet as a reduction of the carrying value of unproved properties. Please tell us how you

concluded the "cost recovery method" was appropriate to apply in these circumstances, citing all underlying supporting authoritative literature.

Exhibit 99.2

6.   Please obtain a revised report from your independent third-party engineers that addresses the following items, and amend your filing to include such revised report:

(a)   Provide confirmation that all assumptions, data, methods and procedures used in the preparation of their reserves report were "appropriate for the purpose served by the report." Refer to Item 1202(a)(8)(iv) of Regulation S-K.

(b)   Provide a discussion regarding the inherent uncertainties of reserves estimates. Refer to Item 1202(a)(8)(vii) of Regulation S-K.

(c)   Provide a statement that they used all methods and procedures as they considered necessary under the circumstances to prepare the report. Refer to Item 1202(a)(8)(viii) of Regulation S-K.

(d)   Provide a brief summary of their conclusions with respect to the reserves estimates. Refer to Item 1202(a)(8)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in each of the filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me, at (202) 551-3745, with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director